COMPOSITE TECHNOLOGY CORPORATION
2026 McGaw Avenue
Irvine, California 92614

March 20, 2008

VIA FEDERAL EXPRESS, EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Kristin Lockhead

Re:	Composite Technology Corporation Form 10-K for the fiscal year ended September 30, 2007 Filed December 14, 2007 Form 10-Q for the fiscal year ended December 31, 2007 File No. 000-10999

Dear Ms. Lockhead:

On behalf of Composite Technology Corporation (the “Company” or “CTC”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated February 29, 2008. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the fiscal year ended September 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Overview, page 30

1.
We see that you present Cable segment operating profits excluding non-cash charges. It appears that this is a non-GAAP measure. Please tell us how the non-GAAP measure complies with Item 10(e) of Regulation S-K. If the disclosures are intended to be a measure of segment profit or loss, please tell us why the disclosure is not consistent with the SFAS 131 disclosures in Note 19 of the audited financial statements. Please refer to Question 19 and 20 of the SEC's Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003. Notwithstanding the foregoing, in future filings in which non-GAAP measures are provided, please clearly label the measure as non-GAAP and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

Response:

The cable segment operating profits referred to on page 30 is part of the general overview of the cable business. It highlights progress made by that business during the June quarter as a general indication that the business is beginning to turn a profit but it was not our intention to represent a non-GAAP measure here but rather to add emphasis to the operating condition of this business. The figure is also represented as an approximation, rather than an exact figure as is typically presented throughout the document for our other accounting figures.

We will provide a full reconciliation of EBITDA, similar to the reconciliation included in the answer to question 27, in future filings. Also, for any other non-GAAP measure in future filings, we will label the measure as non-GAAP and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Critical Accounting Policies and Estimates, page 34

2.
We note that your key estimates relate to accounts receivable inventory, stock-based compensation, goodwill, intangible assets, and your warranty, retrofit and availability provisions. Please tell us why you did not provide a discussion of the effect of your critical accounting policies applied, the judgments made in their application, and the likelihood of materially different reported results if different assumptions or conditions were to prevail. Please refer to FR-60.

Response:

In future filings, we will add the following paragraph under this section:

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our financial statements conforms with accounting principles generally accepted in the United States of America, which requires management to make estimates and judgments in applying our accounting policies that have an important impact on our reported amounts of assets, liabilities, revenue, expenses and related disclosures at the date of our financial statements. On an on-going basis, management evaluates its estimates including those related to accounts receivable, inventories, stock-based compensation, warranty, retrofit and availability provisions and goodwill and intangibles. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from management’s estimates. Different assumptions in the application of these policies could result in material changes in the Company’s financial position and/or results of operations. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company’s financial condition and results of operations, and they require management to make estimates that are difficult and subjective. For a summary of all of our accounting policies, including those mentioned above, see Note 1 to the Consolidated Financial Statements.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

Contractual Obligations and Commitments, page 41

3.
Please tell us whether you have any purchase commitments that should be reflected in the contractual obligations table. We see from page 66 that you have supply agreements. Please also tell us why you have not reflected any amounts for the item “Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP” consistent with Item 303(a)(5) of Regulation S-K.

Response:
The supplier agreement referred to on page 66 is related to our agreement with Voith Ag. This is the agreement to supply our DeWind subsidiary with the key and differentiating component of our electricity generating wind turbine and is an agreement for them to sell us the Voith units but not an agreement that obligates us to purchase the units under a supplier contract. It represented an asset that was determined to be an intangible asset under our purchase price allocation for the DeWind acquisition. This asset will be amortized as Voith units are incorporated into our wind turbines.

As of September 30, 2007 there were no purchase commitments related to the Voith agreement and all other purchases made through both our business segments were made under standard purchase orders and not under long term purchasing contracts. Beginning with the December, 2007 quarter, and as disclosed in our Form 10-Q, we did begin to have purchase commitments.

Consolidated Financial Statements, page 44

Consolidated Balance Sheets, page 48

4.	In future filings, please revise to separately present goodwill and intangible assets within the consolidated balance sheet, as required by paragraphs 42 and 43 of SFAS 142.

Response:
We will revise our future filings to segregate the goodwill and intangible assets, as requested.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

Note 1. Organization and Significant Accounting Policies, page 55

Revenue Recognition, page 55

5.
We note your disclosure that you expect the terms of most cable sales ‘generally’ will not contain “provisions that will obligate [you] to provide additional products or services after installation to end users.” We also note that you do not anticipate recognizing revenue on products provided to distributors unless the title to the product has been transferred and no right of return exists.

•	Please tell us and revise future filings to discuss the actual terms of your historical sales and the accounting policies applied as opposed to the terms that you may expect in future sales.

Response:

The reason for the disclosure: “‘generally’ will not contain “provisions that will obligate [you] to provide additional products or services after installation to end users” is due to a sale made under a contract entered into in 2003 but revenues recognized in 2006. We used the term “generally” because it allows for that one exception to be captured. Since that sale, for all other ACCC Cable sales our requirement to perform is complete upon delivery of product.

The sale in question - totaling $550,000 of consulting services and recorded in 2006 was dictated through the Bankruptcy Court as a settlement of a dispute that arose during the bankruptcy in 2005. The original contract was for a combination of consulting services bundled with existing and future products that did not exist when the contract was originally written in 2003. The consulting services included in this contract were not individually valued and no vendor specific objective evidence was available since we had never performed such services in the past and have not performed the services since. The consulting services were performed between 2003 and 2004 but the revenues were deferred until fiscal 2006 because the remainder of the contract was unfulfilled. During the bankruptcy, we renegotiated to contract to remove the products that were never developed (composite poles) and only include products that we could deliver along with the consulting services. We recognized the consulting revenues after all components of the revised contract were delivered in 2006. The Bankruptcy Court approved the value of the other products sold to fulfill the contract and the $550,000 was the value set for the consulting services. We currently have no plans to provide such services in the future.

We felt that since these financials were comparative and included revenues in 2006 that we needed to leave this disclosure in the document. We will clarify future filings as follows.

We will change: “do not anticipate recognizing revenue on products provided to distributors unless the title to the product has been transferred and no right of return exists.”

To: “we recognize revenue on products provided to distributors when title to the product has been transferred and no right of return exists.”

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

The actual terms of our historical sales and the accounting policies applied for sales for our Cable Revenues which will be included in future filings, are as follows.

Our cable sales consist of one of two products: ACCC conductor and ACCC conductor core. ACCC conductor consists of our high strength composite ACCC conductor core product that has been stranded, or wrapped with aluminum by a third party stranding partner. Each type of sale also includes the hardware required to attach our ACCC conductor to electric utility towers. All sales are evidenced by a purchase order or purchase contract with signed sales orders (“orders”). These documents specify the terms of pricing, delivery schedules, and products ordered. Electric transmission conductor is a very technical sale and all sales are on a transmission project by project basis. Such projects have extensive specification procedures including conductor sizes and require technical pre-qualification of the conductor to comply with the certification procedures required by the regulatory bodies (governmental and quasi-governmental). As such, all technical acceptances of our products are complete prior to ACCC product delivery.

Historically, we have made three types of orders:
1)	Sales of ACCC conductor to a utility
2)	Sales of ACCC conductor to a reseller
3)	Sales of ACCC conductor core to a stranding partner reseller

Sales of ACCC conductor to a utility: CTC receives an order from an end user utility. CTC Cable builds the ACCC conductor core to order and ships the product to a stranding partner. The partner strands the core and drop ships it to the end user customer. Revenue is recognized on the later of delivery or installation of the ACCC conductor, if installation is required under the terms of the contract. Typically, and for most of our past sales, installation is not our responsibility and is not required to complete the sales cycle so revenues are recognized upon delivery.

Sales of ACCC conductor to a reseller: CTC receives an order from a reseller. This was the nature of our relationship with our Chinese customer until October, 2007 when they became a stranding partner reseller. We build the core to order and outsource the stranding. The stranding partner drop ships the finished ACCC conductor to the reseller. Revenue is recognized by CTC Cable upon delivery to the reseller since there is no right of return of ACCC products and no installation is required by CTC for reseller sales.

Sales of ACCC conductor core to a stranding partner reseller: CTC receives an order from a stranding partner reseller. We build the core to order and deliver the core to the stranding partner who takes title upon delivery. The partner is then responsible for delivery of the stranded ACCC product to the end user utility. We recognize revenue when our obligation is completed which is upon delivery of the ACCC conductor core to the stranding partner.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

•	If you expect significant changes in future sales, then please tell us what consideration you gave to providing additional disclosure in MD&A related to your sales.

Response:
We currently provide disclosure in our MD&A regarding visibility into our future sales:

Our backlog is defined by management using the same criteria used for orders that upon delivery will comply with our revenue recognition policies determined using the guidance of SAB 104 and Topic 13; namely fixed and determinable price, contractual obligation, and reasonable assuredness of collectibility but for which title has not passed or delivery/services performed.

On page 30 of the filing, we provided visibility into our order backlog for our wind turbine division of $50 million and our cable division of $13 million and provide additional information about these balances as well as the contracts recorded and contracts not yet consummated. When possible, we disclose potential revenues or revenue related operating metrics such as miles/kilometers of ACCC cable or number of turbines or megawatts of turbines to be installed. On the completed contracts, we disclosed the nature of our primary cable contract with our China customer. On the contracts not yet consummated, in particular the wind turbine contracts (as yet unsigned) management discussed internally at great length prior to finalizing the 10-K document as to the appropriateness about the disclosure of discussing contracts which had not been finalized. We had been made aware that one or more of these potential customers had indicated to some of our investor base that these potential deals were forthcoming. To provide clarity to these potentially very large orders and in the interest of full disclosure, we felt that we needed to discuss them in the filing. We added further clarity in our investor conference call, available on the web and the transcript of which was filed as a Regulation FD disclosure on a Form 8-K filed in December, 2007.

We are aware of the importance of and the magnitude of the potential impact to our investor base and the value of their share holdings for existing or potential revenue contracts and arrangements. We review the appropriateness of the public disclosure of our revenue activities with all levels of senior management, including our full board of directors, if appropriate.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

•	Please tell us and disclose in future filings when you record revenues on sales to distributors and why.

Response:

See above. We typically do not have revenues from distributors in the traditional sense/usage of the term distributor. See answers above.

6.
Regarding revenues for cable related products, please tell us why shipment is the appropriate point to recognize revenue. We reference your disclosure that the terms of sale do not generally obligate you to provide additional products of services after installation to users. Please explain why revenue from cable related products should not be deferred until installation occurs. Additionally, tell us and disclose in future filings whether there are rights of return or other provisions that would preclude revenue recognition at shipment.

Response:

See answer to 5 above. We usually recognize revenues upon delivery of product to the customer unless title clearly passes upon shipment. Each individual contract specifies when title passes. Title passing upon shipment is rare, however. All of our China revenues (i.e. most of 2007) were recognized upon delivery to China.

7.
For turbine sales, please tell us and disclose in future filings when you recognize revenue for the contracted turbine value reduced by the value of the warranty portion when shipped instead of when the turbine has been erected. In your response, please discuss your consideration of SAB Topic 13.A.3.b and c.

Response:

We have considered the requirements in SAB Topic 13.A.3.b. and c relating to customer acceptance and performance obligations in our revenue recognition criteria.

Each turbine sale is governed by a turbine sales agreement or TSA. Each TSA designates the pricing of the turbine, length of warranty, delivery schedule, and other pertinent information including whether the Company or the customer is performing the turbine erection and commissioning - which occurs after the turbine is erected - when it is ready for power production. The TSAs are very detailed legal contracts that are negotiated at length and great expense by both the Company and the customer.

For sales made to existing turbine customers in Europe, who are experienced wind farm operators, to save costs, the operator will frequently erect and commission the turbine, in which case the title would pass upon delivery and revenue would be recognized upon delivery which is when we consider to be customer acceptance. For sales made to less sophisticated customers, new operators, or for our new D8.2 turbines, we would commission the turbine and we would recognize the revenues upon such commissioning since this would be the customer’s acceptance of the unit.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

For turbine erection services, when we are paid for these services they are contracted out to sub-contractors with our employees in a supervisory capacity. Our employees perform the commissioning of a turbine once erected. We have determined through historical service performance and pricing that we have sufficient vendor-specific objective evidence (VSOE) for these services.

It should be noted that it takes about 4 hours for one of our crews to erect and fully commission one of our turbines once the turbine parts and the crane units are on-site. It typically takes between 2-4 weeks between the time a turbine is delivered and when it is commissioned.

We will disclose when we recognize turbine revenues in our future filings.

8.
We reference your accounting for costs of service revenue such that costs of uncompleted work for maintenance or repairs activity is capitalized and expensed upon completion. Please tell us why the expense should not be recognized as incurred consistent with paragraph 4 of FTB 90-1.

Response:

Upon further review, this is a factually inaccurate statement on our part in the filing as we expense such charges as incurred, or if previously accrued as a warranty accrual, charge the expense against the accrual. This sentence appears to be a drafting error. Operationally, most repairs and maintenance of our turbines are one-day jobs which would not even lend themselves to capitalization treatment. Any such uncompleted work is immaterial during all periods represented. We will ensure future filings do not include any reference to such uncompleted work.

9.
Further, please tell us how you considered paragraph 5 of FTB 90-1 wherein you should recognize a loss on extended warranty or product maintenance contracts if the sum of expected costs of providing services under the contracts and unamortized acquisition costs exceeds related unearned revenue.

Response:

We reference our $15.7 million warranty accruals recorded on our balance sheet. All except approximately $200,000 represents warranty liabilities related to our acquired “legacy” turbine installation base and which include estimated losses on extended warranty contracts. See also answers to questions 10-19 below.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

Additional Background:

First, all warranty issues are related to our DeWind turbine business and substantially all of our warranty and related retrofit and availability accruals were generated out of the total installed turbines that were acquired during the DeWind acquisition in July, 2006. A total of approximately 560 turbines were installed as of the acquisition date. We have installed 10 turbines between the acquisition date and the year ending September 30, 2007 including three in fiscal 2006 and seven in fiscal 2007. Two of the 10 recent turbines were sold either with a three year warranty and the remaining eight sold without a warranty and as such the warranty impact is immaterial for these turbines. Therefore, substantially all of our September 30, 2007 warranty issues are related to the acquired turbines and not the turbines sold since the acquisition. Many of the turbines acquired were originally sold under contracts that often contained extended (as long as 7 years) “free” warranties for no additional consideration and/or with “free” service contracts for no additional consideration. During the purchase accounting process in 2006, the Company reviewed all such contracts and recorded additional liabilities to conform the accounting in Europe to US GAAP accounting. In particular, the estimated remaining value of any “free” or discounted service contracts were recorded as deferred revenues - service and the estimated remaining cost to provide “free” or discounted product warranties, the estimate of availability penalties owed, and the estimated costs to retrofit known issues were all recorded as warranty related liabilities.

Second, a recap of the terminology we use for warranties is helpful here:

Warranty liabilities and costs: This refers to the cost of repairs for component parts failure of the turbines outside of normal service costs such as oil changes and other routine maintenance, etc. An example would be if a gearbox or a motor were to fail. This typically would require the component replacement or in the case of some parts, a repair or reconditioning of the part. We are obligated to repair or replace these parts at our cost if a turbine is in warranty. We have operational history by turbine type which allows us to provide an estimate of the monthly cost per turbine type. We also have certain components that are sub-warrantied by the component manufacturer. We use the failure and cost history tempered by the sub-warranty recovery to develop our monthly accrual rates which are then multiplied by the number of remaining warranty months by turbine type. Until September 30, 2006, we controlled our own service organization and had solid repair history on our turbines. As you will see below, this changed on October 1, 2006 when we transferred our service organization to another European organization.

Retrofit liabilities: This refers to the expected cost to repair or replace component parts failures that have been seen in other, similar turbines but which may not have had a failure in any particular turbine but which the Company is obligated to replace or repair. An example would be for a turbine tower that has peeling paint that needs to be repaired and it is determined that all turbines with this tower likewise need repainting. The turbines are still functioning so we are able to schedule repairs on a more cost effective basis. We quantify the retrofit liability by taking the known retrofit issues and estimating the cost to repair the affected turbines.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

Availability liabilities: This refers to the reimbursement for lost production of power that is caused by turbine failure due to warranty issues. We accrue for the amount of power reimbursement that we estimate will need to be paid. Availability penalties are further broken down by availability claims made by customers in the past and for future estimated availability claims that are projected through the conclusion of a turbine warranty period. Our operations team evaluates past claims as to the appropriateness of the claim and for proper calculation under the specific turbine TSA contract that is in effect. These claims are often disputed and go through a lengthy legal or mediation process, in particular because the TSA often varies from turbine to turbine, even for turbines owned by the same customer and the calculations are often complicated.

For future availability, we review the operating history of the turbines by turbine size/type and create an estimate of the historical actual availability penalties. Monthly rates are developed and are multiplied by the number of remaining months in warranty to determine the estimate of the liability.

10.
We note from page 36 that the net cost of providing warranties and related retrofit and availability liability accruals are recognized as cost of service revenue. Please tell us why you refer to a net cost or impact. Further please tell us why you classify these costs within cost of service revenue. Discuss where the related revenues are recorded. For example, discuss where you classify warranty costs related to the warranty services included with your turbine sales.

Response:

Service and maintenance revenues consist of current “as provided” service billings under parts and labor billings and amortization of deferred maintenance fee revenue for either prepaid service contracts or for the value of “free” service contracts deferred at the acquisition date as described above.

Service cost of sales consist of:
i)	the cost to provide turbine services for turbines under service contract or on a parts and labor service basis,
ii)
actual period retrofit, availability, and warranty costs related to existing turbines under warranty offset by expense reductions to reverse previously accrued warranty expense (“net cost” of warranty related items).

iii)	Additional warranty related expenses resulting from changes in the warranty rates for the accrual.
iv)	Additional incurred availability penalties during a period reduced by the previously recorded estimate of the availability penalties for that period.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

In October, 2006 we sold an interest of our legacy service division to a third party European company. In January, 2007 we sold an additional interest and transferred controlling interest of this company known as E Services. Beginning in January, 2007 we had significant issues during the transition of integrating this service division with the purchaser and experienced poor legacy turbine servicing and consequently significantly higher warranty costs and availability penalties (i.e. under ii-iii above the accrual exceeded the previously estimated costs). This is the cause and operational reasons behind the expenses discussed in the additional disclosure on page 36 regarding cost of service revenue.

We classify the warranty costs relating to our “legacy” (turbines under warranty that we inherited from the acquisition) turbines into cost of service because they are related to the overall costs to service or maintain the turbines under warranty. These are additional costs over and above the warranty liabilities inherited with the acquisition and in 2007 are caused to a large extent by the poor service performance of E Services. This poor service is described on page 32 of the filing and on page 36 of the filing. Since the nature of the additional expenses is due to operational and strategic decisions subsequent to the acquisition, as opposed to existing at the acquisition date, we determined that the additional costs should be expensed as period costs, as opposed to an adjustment of the acquired liabilities (and resulting increase in goodwill through the acquisition). Costs related to servicing of turbines installed subsequent to the acquisition are immaterial due to the small number of turbines installed but are also included in cost of service to the extent they exceed the warranty accrual recorded at the date of turbine installation. Costs associated with warranty related costs for turbines sold or installed subsequent to the acquisition have been immaterial due to the small number of turbines installed and the much shorter warranty periods (typically zero to 2 years) as compared to the 5-7 year warranties offered prior to the acquisition.

11.
Please tell us and disclose in future filings the contract elements that permit separate revenue recognition under EITF 00-21 and describe how they are distinguished. Please tell us and disclose in future filings how contract revenue is allocated among the elements. Since the services are sometimes sold with products, please explain how deferring only the service revenues when you cannot allocate the contract fee are consistent with paragraphs 10-16 of EITF 00-21.

Response:

Please refer to page 56 of Form 10-K for the types of revenues categorized as:
i)	product revenues for our ACCC and wind turbine products,
ii)	service revenue which is for our wind turbine services for turbines both in and out of warranty periods,
iii)	license revenue which is for licensing of turbine technology, and
iv)	consulting revenue which historically has been for one contract in CTC Cable and described in the response to question 5 above.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

CTC Cable - We typically do not have contracts with multiple elements, except as noted in the response to question 5 above. CTC Cable sells ACCC conductor, ACCC conductor core, and ACCC Hardware as product sales. These are products sales only and sales are evidenced by signed customer sales orders (China) or purchase orders (U.S.). No EITF 00-21 issue exists for these sales as they do not have multiple deliverables.

Turbines - for sales made since the acquisition, our TSA contracts consist of the turbine unit, which are currently sold with a standard two-year warranty. Where we believe it to be profitable, we currently offer an extended warranty for up to five total years. Where we believe the risk and costs to provide a warranty exceed the potential value for the turbine, such as for a very remote geographical location, for example - the turbine recently installed at 4,000 meters at a mine site in Argentina - we do not offer a standard two year warranty.

Since the Company has a history of providing the extended warranty option, we represent that we have sufficient VSOE of the value of the two-year and the extended warranties. Under a separate contract from the TSA, we also offer service contracts both to existing customers who have turbines out of warranty and for turbines sold in warranty periods. We believe this evidence provides sufficient VSOE on the value of the service contract.

Our DeWind subsidiary, acquired in July, 2006 has in excess of 12 years of history of selling turbines and we consider the value of the warranty to be determinable and our estimates reasonable and reliable based on our twelve year history. We have disclosed this on page 56 of the filing. We withhold the value of the first two years warranty from the contracted sale price of the turbine unit and record this as a warranty liability. Any payments on extended warranties are likewise recorded as a warranty liability and are offset against warranty expenses as described in the answer to 10 above.

Note 7. Property and Equipment, page 65

12.
We see from page 6 that you have demonstration equipment. If significant, please tell us and disclose in future filings how you account for demonstration equipment, including circumstances in which you may sell demonstration equipment. Additionally, please disclose in future filings if significant the amount of demonstration equipment included in fixed assets, the useful life, and classification of depreciation.

Response:

Our demonstration equipment consists of one D8.2 prototype wind turbine. Demonstration equipment is capitalized as a long term fixed asset if it is expected to be operated by the Company for longer than one year. Demonstration equipment would be included in inventory if it is expected to be sold. Currently, and since September, 2007 our D8.2 50 Hz prototype is being operated as a revenue generating wind turbine at the German test facility. The amount of revenue generated to date has been immaterial. For the fiscal 2007 filing, this balance is included in production equipment. The estimated life is 10 years. We will segregate out any demonstration turbine equipment in future filings.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

Note 8. Goodwill and Intangible Assets, page 65

13.
Please tell us how your policy of evaluating impairment “at least annually, normally at year-end” complies with paragraph 26 of SFAS 142 which requires that the test for evaluating goodwill impairment be performed at the same time every year.

Response:

We evaluated our goodwill semi-annually with a more formal analysis performed annually at year end during our year end audit process. We will clarify the language in future filings.

14.	Regarding the sale of the majority interest of your services organization during fiscal year 2007, please address the following comments:

•	Please tell us how you applied the relative value method to assign goodwill to the variable interest entity and whether and how you considered paragraph 36 of SFAS 142.

Response: We used guidance provided by paragraphs 32-36 of SFAS 142 in determining the value of the goodwill assigned to the service organization.

We reported the goodwill at the end of fiscal 2006 on a consolidated basis.
For fiscal 2006, the total goodwill associated with DeWind was determined through the purchase accounting procedures conducted and applied to the July 3, 2006 acquisition date including an evaluation of both the service business and the remainder of the DeWind businesses. The final purchase price allocation was completed in November, 2006 in time for proper disclosure in the 2006 filing. We therefore had sufficient time to verify that the goodwill generated and attributable to the service organization net assets contributed to the VIE in October, 2006 were properly allocated under the purchase price allocation completed in November, 2006 and in a manner consistent with both the fair value of the net assets contributed and the relative value method. The allocation and valuation were performed by a contractor specialist in company valuations and purchase price allocations.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

•
Please tell us and disclose in future filings the facts and circumstances that happened between the date you allocated goodwill to the variable interest entity and September 30, 2007 which caused the goodwill to become impaired, consistent with paragraph 47(a) of SFAS 142.

Response:

In January, 2007, as disclosed in Note 20, page 85 the Company sold an additional 25.2% of E Services company to Enertrag and lost operational control of the entity. We had a clause in the contract that we could repurchase this portion at fair value. This amended agreement was filed under Form 8-K in January, 2007.

We made a strategic decision in August of 2007 that to divest ourselves of the remaining 24.9% of the E Services entity and that we did not want to exercise the fair value clause. At that time, we determined that the likelihood of recovery of the goodwill allocated to the service entity was remote and it was considered to be potentially impaired.

•
Please tell us how determining that the likelihood of recovery of the service related goodwill was “remote” complies with the guidance in paragraphs 19-21 of SFAS 142 in determining whether impairment of goodwill exists.

Response: At the time we reduced our ownership interest to 24.9% in January, 2007, the amount required to be contributed to keep our ownership at 50.1% was $3.3 million - thus indicating an arms-length value of the additional 25.2% at January, 2007. The combined value of the goodwill and the carrying value of the investment was approximately $3.0 million. We therefore determined that impairment was not necessary at the January, 2007 date since the 24.9% ownership value was in excess of the carrying value of $3.0 million.

In August, 2007 we determined under paragraph 19 of SFAS 142 that the value of the service entity, including goodwill was likely to be impaired once we made a decision that we did not wish to take back a controlling interest in the entity. It was determined that it was likely that the fair value was reduced to the point where goodwill impairment should be considered.

During the year end September 30, 2007 accounting close procedures; we conducted a review of the goodwill balances as well as a review of the fair value of the investment balance recorded to determine what, if any, impairment existed. At that time, the investment was a 24.9% ownership of the entity with a recorded investment in subsidiary value of $2.1 million as disclosed in Note 20 on page 85 including the recording of a gain on the unconsolidated subsidiary of $167,856 for the nine months ended September 30, 2007. The goodwill allocated previously brings the total combined carrying value to approximately $3.1 million.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

Unlike the January, 2007 date, at September, 2007 there was no transaction to value the investment at an arms-length basis and there are no quoted market prices. To value the entity at September 30, 2007 we used two valuation approaches. First, our managing director in Germany was instructed to discuss the sale of the remaining 24.9% with Enertrag and negotiate a price. This was discussed periodically between September and December 2007 in advance of the Form 10-K filing. Price ranges were discussed between 1.3 million and 1.6 million Euros ($1.82 million and $2.24 million Euros at 9/30/07 exchange rates). A review by a third party indicated a maximum value of 2.9 million Euros for our 24.9% or $4.1 million. Second, we conducted a discounted cash flow analysis. We used the 12 months of operational EBITDA (a proxy for cash flow) history under the combined entity and projected this forward 15 years. The discounted cash flows for 15 years were 1.4 million Euros, equal to $2.0 million. Based on these two analyses, w determined that the carrying value of $2.1 million at September 30, 2007 approximated the fair value and that the remaining goodwill was impaired in its entirety as appropriate under paragraph 17 of SFAS 142.

In March, 2008 we have since received a “fire sale” offer of 700,000 Euros = $1.1 million at today’s exchange rates. We will evaluate the value of the investment as of the March 31, 2008 balance sheet date for the next Form 10-Q filing. We will update our disclosures accordingly as requested.

•	Please tell us and revise future filings to disclose the method of determining the fair value of the reporting unit consistent with paragraph 47(b) of SFAS 142.

Response: See answer to the question immediately above

Note 10. Turbine Warranties and product Guarantees, page 67

15.
Please tell us and revise future filings to disclose all of the significant assumptions used in accounting for the warranty and product guaranty contingencies, material changes in the contingency and reasonably likely uncertainties that may affect the contingency.

Response: There are two general types of what we refer to as warranty related accruals, those that relate to items occurring in the past and those that are estimates of future operations. For historical accruals, the estimates are primarily calculations based on historical activity - example would be for historical availability penalties described in the answer to 16 below.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

The product warranty assumptions used are based on the historical service and warranty experience of each type of our turbine models sold and management’s estimate and expectations of the likely turbine failure or repair rates in the future based on twelve years of historical activity from the past operations of the business. Significant assumptions include:
i)
the estimated likelihood that the service levels response time or the repair frequency will be consistent with prior years and for turbines of similar type and ages. This is based on operational history.

ii)	management’s estimate of any changes in the expected rates of repair, downtime, or lost production based on existing information at the time the estimates are made.
These assumptions are based on operational history and an understanding of the existing installed base of turbines, including their repair history, etc.

Other factors important in warranty liabilities include: the age of a turbine, the size/type of the turbine, the remaining time under warranty, and the length of time the turbine has been in service.

Key uncertainties are the availability of the E Services organization for turbine services and future wind speeds or other force majeure.

We will modify our disclosure of future filings to clarify these assumptions.

16.
We note that under your availability guarantees you reimburse the customer for “the lost value of the power shortfall.” Please tell us and disclose in future filings how the value is determined under the contract. Please clarify whether the value is fixed or variable per unit and whether or not there is any cap on the amount of the guarantee.

Response: The reimbursement is in the form of penalty fees under the original turbine supply agreements for shortfalls in turbine availability (Availability liabilities or fees). Substantially all of the 2007 guarantees are the result of acquired “legacy” turbine liabilities - from the DeWind acquisition due to the shorter warranty periods and limited number of additional installations since the acquisition in 2006.

Availability liabilities are a combination of two liabilities:
a)	Estimates of availability penalties relating to past time periods
b)	Estimates of availability penalties relating to future warranty periods.

For past time periods (up to the balance sheet date):
The availability guarantee values are determined on a contract by contract basis and may be specific to an individual turbine, or a group of turbines called a “wind farm”. Availability guarantees are calculated either on an individual or on a wind farm basis but based on a fixed revenue reimbursement rate or fixed calculation, as specified in each individual contract.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

If calculated on an individual basis, the contracts would guarantee that any given turbine would be available to generate power for say between 95 and 97% of the time that the wind speeds are sufficient to generate power. If the wind speeds are below or above the operating range of the wind speed, no claim is eligible even if the turbine is down for maintenance. If a turbine has down time while the wind speeds are in operating range and this down time is in excess of the ~3-5% allowed (95-97% available) over the time specified in the contract (typically over a one month period that is reset monthly), the amount of power that should have been generated is calculated based on the rate specified in the TSA contract.

If calculated on a wind farm basis, all turbines subject to the potential penalty are combined together to calculate the turbine availability percentage. Therefore, if 1 turbine out of a 20 unit farm is down 100% of the time, but 19 are up 100% of the time, the wind farm would be up 95% of the time. If the guarantee was 95%, no availability penalty would be due.

Availability claims are accrued as they are incurred and paid after a customer makes a claim for reimbursement. The time delay between accrual and payment may take a considerable amount of time but is typically one to two fiscal quarters unless the claim is disputed.

Customers sometimes make invalid availability claims based on when they believe the turbine is not available and not according to the contracted terms. They also make claims on turbines that are not under valid warranties or for expired warranties. Our operations team reviews these claims and evaluates whether the customer claim is valid or not. Typically, this takes a considerable amount of time to resolve since the customers make claims for reimbursements when the wind speed is not within operational ranges, each of which needs to be reviewed and disputed. The disputes often lead to arbitration, mediation, and potentially to legal activity. We adjust our availability accruals based on the results of the resolution of any such disputes. We also review customer claims that are disputed amounts under the guidance of SFAS 5 and record additional liabilities, as appropriate.

For future time periods (beyond the balance sheet date):

For historical time periods, we have extensive and exhaustive wind data for each of our turbines. Each turbine is monitored around the clock and year round for wind speeds and uptime. Our operations team, as part of the monitoring and servicing requirements, routinely evaluates each turbine and wind farm uptime reports are generated weekly and monthly for management review. We therefore have a substantial amount of operational data to support our availability penalty estimates related to past time periods as well as our estimates of penalties for turbines remaining under warranty.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

Each turbine under warranty is tracked as to the type/size of turbine, the location/owner of the wind farm, the age of the turbine, and the number of remaining months for the turbine’s warranty. These are key drivers to developing the estimated future availability rate since
i)	different sized turbines have different potential availability penalties,
ii)
the location of the wind farm and the owner have different service level profiles and different average wind speeds - since higher average wind speeds typically mean higher potential revenues and thus higher potential availability penalties, and

iii)	the longer a turbine has been installed or in operations, the longer the likelihood of breakdown
iv)	seasonality - since the wind speeds are higher in the wintertime - thus increasing the likelihood of costly failure during the higher wind months.

A rate for each sized turbine is established by our Finance Department and is reviewed by our Operations Department and senior management. The rate uses these assumptions as well as recent actual availability penalties charged to expense in recent months.

The rate by turbine size is then multiplied by the number of “turbine months” remaining under warranty to arrive at a total estimated future liability for turbine availability penalties. Each month, that portion that had been recorded as accrued estimated availability is reversed to Cost of service and actual availability penalties for that month are recorded to cost of service.

For the legacy turbines, there is a mixture of which contracts have maximum limits to the potential liability and which do not have limits.

For the turbine contracts signed since the acquisition and for future contracts under negotiation now, we have caps on the availability reimbursements.

17.
Further, please tell us and disclose in future filings how you determined the amount of the liability. We note that your current disclosure only addresses how you determine the unit deficiency and not how you determine the value of those units. Include in this discussion how the company determines value for “estimates of future availability penalties.”

Response: See answer to 16 above

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

18.
Please provide us with your analysis of whether or not contracts with this guarantee meet the fixed and determinable criteria under SAB Topic 13.A. In this regard, please tell us why you believe that you can make reasonable and reliable estimates of your guarantee discussing the estimates for both the unit value and the dollar value of the guarantee.

Response:

Topic 13 refers to revenue recognition and further reference appears that the issue described in the question relates to product returns. The contracts in question are as described in the answer to question 7. The contracts that specify availability penalties substantially relate to the legacy installed base that was acquired on July 3, 2006 and relate to the costs and obligations under those contracts to reimburse those customers for penalties should the turbines not perform as specified, as opposed to relating to revenues recognized since the acquisition date or for products subject to return. The product delivery cycle was complete for all of these turbines at the date of the acquisition. At the acquisition date, the warranty liability was calculated as the estimate of the costs required to provide warranty and availability payments based on the turbines under warranty at the date of the acquisition. Additional availability penalties are generated from the legacy install base since the acquisition date based on operational activities describe earlier.

Typically, the only revenues related to the availability penalties would be for the amortized or billed service and maintenance contracts described in the answer to questions 9- 11 and the answer to question 7. These revenues are recognized ratably over the remaining life of the service contracts or on an “as billed” time and materials basis. Therefore, no right of return exists for these services.

Re: Topic 13A:

Topic 13.A has four subheadings:
a.	Refundable fees - A company's contracts may include customer cancellation or termination clauses…

This is not applicable to us since customer acceptance has occurred with the turbine contract on delivery or turbine erection/commissioning.

b.	Estimates - Relates to SFAS 48 regarding product returns. SFAS 48 Para 8 is not applicable since there is no right of return for wind turbines.

Additional Staff guidance includes: Interpretive Response: The staff believes that the following additional factors, among others, may affect or preclude the ability to make reasonable and reliable estimates of product returns: (1) significant increases in or excess levels of inventory in a distribution channel (sometimes referred to as "channel stuffing"), (2) lack of "visibility" into or the inability to determine or observe the levels of inventory in a distribution channel and the current level of sales to end users, (3) expected introductions of new products that may result in the technological obsolescence of and larger than expected returns of current products, (4) the significance of a particular distributor to the registrant's (or a reporting segment's) business, sales and marketing, (5) the newness of a product, (6) the introduction of competitors' products with superior technology or greater expected market acceptance, and (7) other factors that affect market demand and changing trends in that demand for the registrant's products.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

None of the items listed as (1) through (7) in the interpretive response are applicable to us.

Registrants and their auditors should carefully analyze all factors, including trends in historical data, which may affect registrants' ability to make reasonable and reliable estimates of product returns.

We have used such trends in historical data as well as all applicable and relevant factors in our estimates, see answers to questions 15-16 above.

c.	Contingent rental income - not applicable

d.	Claims processing - not applicable

See answer to 16 above as to why we believe our estimates are reasonable and reliable for availability penalties. See answer to 15 above as to why we believe our estimates are reasonable and reliable for warranty liabilities.

19.
Please show us and in future filings disclose a tabular reconciliation of the changes in your aggregate product warranty liability showing the aggregate reductions in that liability for payments made (in cash or in kind) under the warranty, the aggregate changes in the liability for accruals related to product warranties issued during the reporting period, and the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates), consistent with paragraph 14(b) of FIN 45.

Response: See page 67. Materially all reserves (all except approximately $0.3 million out of $8.6 million recorded in 2007) recorded to expense for pre-existing warranties and the impact of foreign currency translation. This is also explained in greater detail on page 36 in the cost of service revenue paragraph in the MD&A section.

Our future filings will more clearly disclose the information in tabular form as requested.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

Note 12. Debt and Notes Payable, Page 68

20.	We note that in February 2007 you issued senior convertible notes.

•
Please tell us how you applied the guidance in EITF Issue 00-19 in evaluating whether the various features of your convertible notes, including for example, the conversion feature, the interest rate reset feature, etc., are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. In this regard, it appears that this note may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 since the note has a feature wherein the conversion price is reset if you issue shares at a price less than the fixed conversion price in the note. Please provide us with your analysis of each of these features under paragraphs 12-32 of EITF 00-19.

•
In addition, please address whether the warrants should be recorded as liabilities and accounted for as a derivative under SFAS 133. It appears that the warrants issued in connection with the convertible debt are also subject to the same exercise price reset provisions.

Response:

The following evaluation and discussion addresses both points above.

EITF 00-19
The Company has reviewed paragraph 4 of EITF 00-19, and has concluded that it does not meet the requirements of paragraph 4 of the EITF, by the fact that the conversion rate is not indexed to the company’s stock, and is not considered a freestanding instrument, therefore the requirements of paragraphs 12-32 apply to the conversion and reset feature of this instrument and its related warrants. It is also noted that these instruments only call for a conversion rate reset, and the instruments do not contain interest rate reset features.

Based on the conclusion that these instruments do not meet the requirements of paragraph 4, the Company has evaluated the various features of the convertible debenture and related warrants in Paragraphs 12 through 32 of EITF 00-19 under the established criteria that must be met in order for an instrument to be considered an equity instrument rather than liability.

Paragraph 12: Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity, except in those limited circumstances in which holders of the underlying shares also would receive cash.

The Company’s warrants do not allow for the settlement of these instruments with a net cash settlement. All settlements of these warrants require the issuance of unregistered shares of the Company’s stock at the time of exercise or conversion.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

Paragraph 13 states that all of the following conditions must be met for a contract to be classified as equity:

☐ The contract permits the company to settle in unregistered shares. (Paragraphs 14-18) In paragraph 18, it states that that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding the Task Force's consensus in paragraph 14. -
The convertible debenture, conversion feature, and the warrant (“instruments”) allow for the common shares to be issued upon exercise or conversion to be unregistered. The Company has not had a failed or revoked registration statement in the past 6 month prior to the date of issuance to the reporting date.
In addition, the agreements do not require issuance of a prospectus upon conversion or exercise.
This step has been met.

☐ The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. (Paragraph 19) -At every reporting period and upon issuance of any equity based instruments, the Company evaluates its position to ensure that the Company has adequate authorized and unissued shares of common stock available to adequately meet its need to satisfy all unconverted or unexercised instruments from its authorized sharepool without repurchase of shares from the open market. This condition has been met by the company having adequate shares authorized and available if all instruments were exercised.

☐ The contract contains an explicit limit on the number of shares to be delivered in a share settlement. (Paragraphs 20-24) The instruments contain conversion features that contains a reset clause. According to the agreement, the conversion rate is set at a specific amount and is not indexed to any outside factor or the company’s underlying stock, thus the conversion rate does not reset and does not require a mark to market on a continuous basis. Per the agreement: (a) Adjustment of Conversion Price upon Issuance of Common Stock. If and whenever on or after the Subscription Date, the Company issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any shares of Common Stock (including the issuance or sale of shares of Common Stock owned or held by or for the account of the Company, but excluding shares of Common Stock deemed to have been issued or sold by the Company in connection with any Excluded Securities) for a consideration per share (the "NEW ISSUANCE PRICE") less than a price (the "APPLICABLE PRICE") equal to the Conversion Price in effect immediately prior to such issue or sale (the foregoing a "DILUTIVE ISSUANCE"), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the New Issuance Price.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

(ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities (other than ExcludedSecurities) and the lowest price per share for which one share of Common Stock is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance of sale of such Convertible Securities for such price per share. For the purposes of this Section 7(a)(ii), the "price per share for which one share of Common Stock is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Common Stock upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such share of Common Stock upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

Under this clause, the Company has control over the issuance of equity instruments that may effect this clause, and as the conversion rate is not tied to any other index or other measurement, thus there is no potential for change in conversion that requires the treatment of these instruments as a derivative.

In addition, if The Company issues newstanding equity instruments that contain equity prices or conversion or exercise rates that are below that the holder cannot exercise and receive any amounts that would put the holder in excess of 4.99-9.99% of total shares outstanding, which sets a limit to the potential for issuance. The anti-dilution adjustment does not change this conclusion. The agreement also limits the amount of shares to be issued to the whole amount of the warrant. Per the agreement. Per the agreement” Limitations on Conversions. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder's affiliates) would beneficially own in excess of 4.99% (the "MAXIMUM PERCENTAGE") of the number of shares of Common Stock outstanding immediately after giving effect to such conversion..

☐ There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC. (Paragraph 25) This item was addressed under the requirements of FSP EITF 00-19-2, please see below

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

☐ There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "makewhole" provisions). (Paragraph 26) Neither of the instruments contain makewhole or top off provisions. This condition has been met.

☐ The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. (Paragraph 27) None of the instruments allow for net cash settlement in any circumstances, and the Company is not required to pay cash in exchange for shares. This condition has been met

☐ There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. (Paragraph 29-31) None of the instruments rank higher than the stock underlying the instruments. This condition has been met

☐ There is no requirement in the contract to post collateral at any point or for any reason. (Paragraph 32) No such requirement for collateral as required under the instruments. This condition has been met.

FSP EITF 00-19-2
Under the guidance of FSP EITF 00-19-2, which the Company elected to early adopt as it relates to instruments entered into after the effective date, as disclosed in the report on 10-Q for the period ending March 31, 2007, the Company has evaluated its instruments and determined that it met the qualifications under paragraph 5 and is entitled to account for cash registration penalties using the split method of separating out the registration requirements and treat them as separate instruments.

Based on the FSP, the Company then evaluated its position as required under SFAS 5, and Fin 14 - “Reasonable Estimation of the Amount of a Loss”, and concluded that since the Company issued the instruments in February 2007, filed its S-3 in March 2007 to register the underlying shares and the filing was approved in April 2007 under the 90 day deadline, then it was not probable that the Company would suffer any penalties related to the registration rights, and based on its history of effectiveness, has determined that it is not probable that the Company will not be able to maintain its effectiveness.

The Company has disclosed in the quarter that the instrument was issued that the Company had registration rights attached to the instruments, and that it did not consider the potential for payment to be possible or probable at that time. In future filings, the Company will disclose that it is still required to maintain effectiveness, and the details of the registration agreement.

Based upon our review of the terms and conditions of the conversion feature of the debentures and the related warrants, we believe that they have been properly accounted for.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

21.
We see that you recorded a debt discount for a cash financing fee of 6%, warrants issued for financing fees, and for legal fees related to financing. Please note that underwriting, legal, and other direct costs incurred in connection with the issuance of debt should be presented as a deferred charge and not as a reduction in the carrying amount of the debt. Please advise. Please also refer to EITF Issue No. 95-13 for the appropriate classification of cash paid for debt issue costs in the Statement of Cash Flows.

Response:

We acknowledge that there may be an error with the presentation made for the cash in connection with the issuance of debt in that it should be presented as a deferred charge as opposed to a reduction in the carrying amount of the debt. However, upon further review of the effect on the balance sheet, we noted that the cash fees on the balance sheet would represent approximately 1.9% of liabilities ($1.4 of $71.1 million) and 1.3% of the total balance sheet ($1.4 of $102.9 million) for the quarter in which it was issued, and for the year end, represented 1.3% of liabilities ($1.1 of $82.5 million), and 0.8% of the total balance sheet ($1.1 of $132.2 million), which may not be material to the reader of the financials and require separate disclosure. The company will separately disclose in future filings to comply with the related guidance regarding cash fees paid.

Additionally, in line with guidance under EITF 95-13, the cash payments for debt issue costs (i.e., the loan origination fee of $1,369,500) was effectively netted against total proceeds from issuance of convertible debentures and properly classified in the statement of cash flows as a financing activity in the amount of $21,455,500 ($22,825,000 total debt, less $1,369,500 loan origination fee). Per guidance under SFAS 95, paragraph 76, we believe that reflecting it separately from total proceeds from the issuance of convertible debentures may be no more relevant than information about only the net change, as it can be viewed as merely movements from one form of “cash” to another and thus are not meaningfully reported separately as cash flows, in line with the above guidance. In future filings, we will disclose this parenthetically with total proceeds from issuance of convertible debt.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

22.
We note that you “determined that an additional discount of $4,681,714 should be recorded for the value of the beneficial conversion feature which was calculated based on the relative fair values of the conversion features and the warrants.” Please respond to the following:

•	Please tell us and disclose in future filings the valuation of the warrants issued with the debt.
•
Please tell us and disclose in future filings how you classified the warrants and why. For example, if true you could state that you reviewed the terms of the warrants under EITF 00-19 and determined that they were properly classified within shareholder's equity.

•
Please tell us and disclose in future filings how you allocated the proceeds from the sale of the debt and warrants to each component and tell us why. Since the proper method of allocation under U.S. GAAP is dependent upon the classification of the warrants as well as whether there are any embedded derivatives in the debt that must be bifurcated and accounted for under SFAS 133, your response should address all relevant factors in your determination of the proper allocation.

•	Please tell us and disclose in future filings the amount of the beneficial conversion feature.
•	Please also tell us why you used a relative fair value method for determining the beneficial conversion feature and not intrinsic value as required by Issue 1 of EITF 00-27.

Response:

The following evaluation and discussion should address all points above.

On February 12, 2007 and February 27, 2007, we entered into convertible debenture (with detachable warrants) of $15.7M and $7.2M, respectively.

•	The debenture is due on January 31, 2010.
•	Interest is at 8%
•	It is convertible at $1.04 of debenture to 1 share of stock
•	The attached warrants have a life of 3 years, and are for 1 share of stock purchasable at $1.13

The debentures also include a clause that allows for the conversion rate to be adjusted, if we issue equity at a rate less than the convertible rate of $1.04, and the conversion rate would be adjusted to match the price of the subsequently issued equity instruments. Though, the potential for calculation of the potential change is not determinable, we have the ability to control the value of subsequent equity issuances, thus able to maintain control over the dilutive clause, and has the ability to issue equity at the same rate, or higher, thus there would be no effect of dilutive, which does not qualify this as a derivative related to dilutive clause.

Under this agreement, and in line with EITF 98-5 and EITF 00-27, we should evaluate convertible debentures and calculate the related beneficial conversion feature of the debt based on the fair value of the conversion feature, as defined. We relied on EITF 00-27 to calculate the value of the conversion feature

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

EITF 00-27
Issue 3—Whether a contingent conversion feature that will reduce (reset) the conversion price if the fair value of the underlying stock declines after the commitment date to or below a specified price is a beneficial conversion option if (a) the initial active conversion price is equal to or greater than the fair value of the underlying stock at the commitment date and (b) the contingent conversion price is greater than the then fair value of the underlying stock at the future date that triggers the adjustment to the conversion price.
13. The Task Force reached a consensus that a beneficial conversion amount must be recognized when the reset occurs. The Task Force observed that value has been transferred to the holder through the reset feature, and, if the reset occurs, the holder of this instrument has realized enhanced economic value as compared with a holder of an equivalent instrument without the reset feature. The Task Force noted that if a convertible instrument has a conversion option that continuously resets as the underlying stock price increases or decreases so as to provide a fixed value of common stock to the holder at any conversion date, the convertible instrument should be considered stock-settled debt and the contingent beneficial conversion option provisions of Issue 98-5 would not apply when those resets subsequently occurred.[2] However, Issue 98-5 would apply to the initial accounting for the convertible instrument including any initial active beneficial conversion feature.

We have the ability to settle the debt in cash, as a specified amount, at our discretion, thus does not qualify for a derivative on this platform.

The conversion rate is not tied to any index or other measurement, thus we control the conversion rate (anti-dilutive clause), and no potential for change to the conversion, that is not controlled by us.

Based on our calculation, we have adequate shares of stock available to satisfy the requirements of the conversion.

Thus, based on the criteria for consideration as a derivative under FAS 133, the debenture does not qualify as a derivative.

Compensation for liquidating damages
Per review of the agreement, it was noted that the agreement included a registration agreement, which was issued in conjunction with the debenture and related warrants calling for the registration of shares of our stock to allow for the exercise of the conversion, or warrants. The agreement also allows for registration via piggyback rights.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

In the case that the required shares are not registered, we are required to pay damages amounting to “cash equal to one percent (1.0%) of the principal amount of such Investor’s Debentures (“Principal Amount”), the Registrable Securities attributable to which are required to be included in such Registration Statement on each of the following dates: (i) the day of a Filing Failure and on every thirtieth day after a Filing Failure until such Filing Failure is cured; (ii) the day of an Effectiveness Failure and on every thirtieth day after an Effectiveness Failure until such Effectiveness Failure is cured; and (iii) the initial day of a Maintenance Failure and on every thirtieth day after a Maintenance Failure until such Maintenance Failure is cured. The payments to which a holder shall be entitled pursuant to this Section 2(c) are referred to herein as "Registration Delay Payments” Failure to register occurs 90 days from the effective date of the debenture, so approximately May 13, 2007. We filed our registration statement registering the common shares underlying the debenture in March, 2007 and the filing became effective in April, 2007 so no penalty was due. Under EITF 05-4: The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock”. Though, since these potential damages are payable in cash, and not stock, nor are the penalties derived from an index related to the stock price, there is no consideration for derivative. At the time of the offering, we represented that it was in our best interest to attempt the registration of the shares, and we did not expect to have to pay such liability. We subsequently registered the shares and incurred no liability..

Based on our calculations and related guidance, we believe we are properly accounting for the debenture.

Note 19. Segment Information, page 84

23.
We reference the disclosure that corporate costs are reflected in the CTC Cable Segment for fiscal years 2007 and 2006 since prior to June 30, 2006, the Company operated under one segment and allocated all corporate costs to the CTC Cable Segment. Please tell us how this approach complies with paragraph 34 of SFAS 131 which states that when the composition of reportable segments change the corresponding information for earlier periods should be restated unless it is impracticable to do so.

Response: The fourth paragraph of Note 19 Segment Information should have instead read as follows:

The accounting policies of the reportable segments are the same as those described in Note 1. The Company evaluates the performance of its operating segments primarily based on revenues and operating income. Prior to June 30, 2006, the Company operated under one segment and allocated all corporate costs to the CTC Cable Segment, as a separate breakout of corporate allocations before then is impracticable. For consistency of operating segment presentation, corporate costs (except for depreciation and amortization) and assets, are broken out and reflected separately for fiscal years 2007 and 2006, and are reflected in the CTC Cable Segment for fiscal year 2005, as noted above.

Kristin Lockhead
Securities and Exchange Commission
March 20, 2008

24.	As a related matter, please also disclose in future filings the composition of the amounts allocated to “corporate,” as required by 32 of SFAS 131.

Response: We will disclose such information in future filings.

25.	In future filings, to the extent applicable, please provide the disclosures required by paragraphs 38 and 39 of SFAS 131.

Response: We will disclose such information in future filings.

Item 9A. Controls and Procedures, page 86

26.
We see where you have identified multiple material weaknesses during your review of internal control structure under Sarbanes-Oxley Section 404. However, we do not see where you have concluded whether your internal control over financial reporting is effective. Please revise as appropriate.

Response: See page 89 paragraph: Evaluation of Effectiveness of disclosure controls and procedures.

Form 10-Q for the fiscal Quarter ended December 31, 2007

Item 2. Management's Discussion and Analysis of Financial Condition and Result, of Operations, page 22

27.
We see that you present non-GAAP earnings before interest, depreciation & amortization, and SFAS 123R stock compensation charges (EBITDAS). Please tell us how you believe you have complied with Question 2 of SAB Topic 14F and the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June of 2003. In this regard, we do not see where you have reconciled EBITDAS to net income or provided the disclosures discussed in the FAQ.

Response:

Our non-GAAP basis reconciliation of EBITDAS for our Cable segment for the three months ended December 31, 2007 is as follows:

	Three months ended
Cable Segment	Dec 31, 2007	Dec 31, 2006	Sep 30, 2007

Net Income/(Loss)	$2,173,079	$(1,657,363)	$(1,528,171)

Interest, taxes, depreciation, amortization and stock-based compensation (ITDAS):
Interest	$--	$--	$--
Income taxes	--	--	--
Depreciation and amortization	205,899	202,685	202,713
SFAS 123R Stock-based compensation	145,759	121,253	303,054
Total ITDAS	$351,658	$351,658	$505,767

EBITDAS	$2,524,737	$(1,333,425)	$(1,022,404)

We intend to provide a reconciliation such as this in future filings in order to comply with the requirements.

* * * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (949) 428-8500, or by facsimile at (949) 428-8515.

Very truly yours, COMPOSITE TECHNOLOGY CORPORATION /s/ Domonic J. Carney Domonic J. Carney Chief Financial Officer